NO ACT

DC
P.E.
2-5-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08024000

February 5, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/5/2008

Re: International Paper Company

Dear Mr. Mueller:

This is in regard to your letter dated February 5, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in International Paper's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that International Paper therefore withdraws its January 18, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 18, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Lucian Bebchuk*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 8:

Section 8. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of Stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for Stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other Stockholder proposals for the annual meeting;

(d) The proposal and its supporting statements do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the Stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

> This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of Stockholders in accordance with Article X of the Corporation's By-Laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is inconsistent with the Commission's proxy rules and Rule 14a-8(i)(10) because the Commission's proxy rules render the Proposal moot;
- Rule 14a-8(i)(8) because the Proposal would establish procedures relating to a nomination or election for membership on the Company's Board of Directors (the "Board");
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Alternatively, if the Staff does not concur that the Proposal may be excluded under any of the bases set forth above, the Company intends to submit a proposal to shareholders at its 2008 Annual Meeting to amend the Company's By-laws in a manner that directly conflicts with the Proposal. Therefore, if the Staff does not concur that the Proposal may be excluded under any of the bases set forth above, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2008 Annual Meeting.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Inconsistent With the Commission's Proxy Rules and Rule 14a-8(i)(10) Because the Commission's Proxy Rules Render the Proposal Moot.

The Proposal would result in any "qualified proposal," as defined in the Proposal (a "Qualified Proposal"), being included in the Company's proxy materials. The issue presented by the Proposal is whether Rule 14a-8 can be used to provide for access to a company's proxy materials to permit solicitations for shareholder proposals that evade Rule 14a-8's limitations and the Commission's disclosure requirements. Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules . . . ." The Proposal seeks to circumvent the Commission's existing proxy rules by: (1) creating a process under which proposals would be put to a vote of shareholders without the disclosures required under the Commission's proxy rules; and (2) creating a new unregulated shareholder proposal process that circumvents Rule 14a-8. Thus, as discussed further below, the Proposal is excludable under Rule 14a-8(i)(3) because it is inconsistent with the Commission's proxy rules.

In analyzing the Proposal, we believe it helpful to distinguish certain aspects of the Proposal:

- We note that, under the Proposal, any Qualified Proposal submitted to the Company needs to be "legally valid if adopted." Thus, the issue here is not whether any particular Qualified Proposal that could be brought before the Company's shareholders as a result of implementation of the Proposal would be permissible under applicable law. As discussed below, we believe that the *process* the Proposal would establish for presenting a Qualified Proposal for a shareholder vote violates the proxy rules and that the Proposal itself violates the proxy rules. The "legally valid" provision of the Proposal does not remedy the Proposal's deficiencies in this regard.

- The Proposal does not deal with so-called "private ordering" under Rule 14a-8. With respect to subjects and procedures for shareholder votes, most state corporation laws provide that a company's charter or by-laws can specify the types of proposals that are permitted to be brought before the shareholders for a vote at an annual or special meeting. Rule 14a-8(i)(1) supports these determinations by providing that a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization may be excluded from the company's proxy materials.[1] Thus, a proposal that is submitted under Rule 14a-8 may be excluded pursuant to Rule 14a-8(i)(1) if the proposal is not a proper subject for shareholder action under state law. In contrast, as discussed below, this Proposal seeks to establish a process under which Qualified Proposals would be put forward to shareholders entirely outside of the carefully developed terms of Rule 14a-8 and outside of the Commission's other proxy rules. It is well established that a company

[1] Exchange Act Release No. 56914 at n.5 (Dec. 6, 2007) (the "Rule 14a-8(i)(8) Adopting Release")

> cannot override the federal proxy rules by enacting a by-law that establishes a process that violates the proxy rules.[2]

The Proposal also provides that a Qualified Proposal would be included in a company's proxy materials only "[t]o the extent permitted under federal law." We discuss in part I.B. below why this does not save the Proposal from exclusion.

A. The Proposal Permits Solicitations on Proposals Outside of Rule 14a-8 Without the Required Disclosures.

Rule 14a-3 provides that, "[n]o solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with . . . [a] publicly filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A . . . ." Note B to Schedule 14A provides that, "[w]here any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant's soliciting material only with respect to proposals to be made <u>by or on behalf of the registrant</u>." (emphasis added)

Outside of the context of Rule 14a-8,[3] the Commission's proxy rules do not contemplate or accommodate having the registrant's proxy materials serve as the soliciting documents in support of a proposal made by or on behalf of a shareholder. Instead, the Commission's proxy rules contemplate that the solicitation in support of the proposal will be accomplished through a separate proxy statement filed by the proponent and as to which the proponent assumes full legal responsibility and liability for the completeness and accuracy of its disclosures.[4] Rule 14a-8

---

[2] *SEC v. Transamerica Corp.*, 163 F.2d 511 (3rd Cir. 1947) (invalidating a by-law that attempted to override now-repealed rule X-14A-7, an early predecessor to Rule 14a-8).

[3] The Proposal would permit Qualified Proposals to be presented by persons who do not qualify under Rule 14a-8 – for example, by shareholders who submitted a proposal the previous year but did not appear to introduce the proposal – and would permit Qualified Proposals to be presented on topics that would be excludable under Rule 14a-8 – for example, a Qualified Proposal that conflicts with a proposal being introduced by the Company.

[4] Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), at part IV, describes the process provided for under the Commission's proxy rules if a shareholder proponent chooses not to use Rule 14a-8's procedures as follows: "This [a proponent choosing not to use Rule 14a-8's procedures] may occur if the proponent notifies the company in advance of the meeting of his or her intention to present the proposal from the floor of the meeting, and

[Footnote continued on next page]

provides a carefully crafted exception from this framework for certain proposals. Indeed, the Commission has described Rule 14a-8 as a rule "that opens, and then regulates, a channel of communication among shareholders and between shareholders and the management of their companies."[5] However, the Proposal would result in solicitations on Qualified Proposals without the regulation provided for under Rule 14a-8 and, importantly, without any accompanying disclosure of the information required under Schedule 14A with respect to Qualified Proposals and the shareholders who submit them.

The Proposal thus would establish a process through the Company's By-laws for solicitations on non-Rule 14a-8 proposals that circumvents the disclosure requirements under the Commission's proxy rules. The Company's proxy statement would constitute a "solicitation in opposition" (which is defined under Note 3 to Rule 14a-6(a) as a solicitation on a proposal that is (i) not supported by the registrant, and (ii) not included in the registrant's proxy statement under Rule 14a-8) to any Qualified Proposal. The Commission's proxy rules contemplate that in this circumstance the proponent of a Qualified Proposal would file its own proxy materials in support of the Qualified Proposal and would separately seek proxies giving it voting authority to vote in support of the Qualified Proposal.[6] Rule 14a-3 would then require the proponent of a Qualified Proposal to deliver to each person it solicits a preliminary or definitive written proxy statement containing the information required under Schedule 14A.[7] Those required disclosures include important information that is necessary for shareholders to make an informed decision about the proposal, including information on the person who is making the solicitation[8] and a description of any substantial direct or indirect financial or other interest that the proponent and other participants in the solicitation have in the proposal.

[Footnote continued from previous page]
commences his or her own proxy solicitation, without ever invoking rule 14a-8's procedures."

[5] Exchange Act Release No. 39093 (Sept. 18, 1997) (text of Summary).

[6] *See* Note 4, *supra*.

[7] Rule 14a-7 does provide that in certain cases a registrant may elect to mail copies of a shareholder's proxy statement, form of proxy or other soliciting material to shareholders but, again, contemplates that the shareholder's solicitation will be conducted through separate materials and not through the registrant's proxy materials.

[8] *See* Item 4 of Schedule 14A.

The Proposal, if implemented, would permit a proponent to solicit in favor of a Qualified Proposal through the Company's proxy materials without having to file its own proxy materials in support of the Qualified Proposal and disclosing to shareholders the important information that otherwise would be required if the proponent filed its own proxy materials in support of the Qualified Proposal. For example, Item 5(a)(2) of Schedule 14A, which would require that a proponent disclose any substantial direct or indirect financial interest that it has in a Qualified Proposal, demonstrates the careful balance that exists under the Commission's proxy rules. Rule 14a-8(i)(4) allows a registrant to exclude a proposal in which the proponent has a special interest that is not shared by other shareholders. The Proposal seeks to circumvent that limitation without providing for disclosure of the proponent's interest in the proposal as required under Item 5 of Schedule 14A and without complying with any of the other requirements of the Commission's proxy rules. The procedures established by the Proposal do not provide the Company with any assurance that the proponent will satisfy its disclosure obligations under the proxy rules by distributing a separately filed proxy statement containing all of the information that the proxy rules would require. Rather, the Proposal would require the Company to include any and all Qualified Proposals in its proxy materials.

The Commission previously has declined to adopt rules that would allow for a regime similar to that which would be established under the Proposal.[9] In addition, as discussed in part I.C. below, the Commission previously has affirmatively acted to prevent shareholders from circumventing the Commission's proxy disclosure rules through a process similar to that which the Proposal seeks to establish.[10] Because implementation of the Proposal would thus result in solicitations and voting on Qualified Proposals without compliance with the procedural and disclosure requirements of the Commission's proxy rules and would not afford the Company's shareholders the protections provided under the Commission's proxy rules, implementation of the Proposal would violate the Commission's proxy rules. The Staff has concurred that a company may exclude a shareholder proposal under Rule 14a-8(i)(3) where the proposal, if implemented, would establish a solicitation process that violates the Commission's proxy rules. *See General Electric Co.* (avail. Feb. 7, 2007) (permitting exclusion under Rule 14a-8(i)(3) of a shareholder proposal that, if implemented, would have established a voting process that was contrary to Rule 14a-4(b)(1)). Accordingly, because the Proposal would result in solicitations

---

[9] In 1982, the Commission proposed rules that would have permitted a company and its shareholders to adopt a company-specific alternative procedure to govern the shareholder proposal process. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). In 1983, the Commission declined to adopt the proposed regime. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

[10] See the discussion below of amendments adopted to Rule 14a-4 in the 1998 Release.

that violate Rule 14a-3 and the Commission's other carefully designed proxy rules, the Proposal is excludable under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules.

B. The "Savings Clause" Does Not Save the Proposal from Exclusion.

The Proposal is designed to allow shareholders who submit a Qualified Proposal that would be excludable under Rule 14a-8 to be able to solicit in support of the Qualified Proposal through the Company's proxy materials without the shareholders separately satisfying Rule 14a-3 and the Commission's other proxy rules.[11] For the reasons discussed above, that process, which would be established through implementation of the Proposal, violates the Commission's proxy rules, and therefore the Proposal is excludable under Rule 14a-8(i)(3).

The Proposal, however, has a provision stating that a Qualified Proposal would have to be included in the Company's proxy materials only "[t]o the extent permitted under federal law." It is not clear that the Proponent intends this "savings clause" to operate when the very process contemplated under the Proposal would, if implemented, violate the Commission's proxy rules. However, if the savings clause operates to prevent the Proposal from violating the Commission's rules, it has the effect of re-establishing the existing regime under the federal proxy rules, and thus moots the Proposal, resulting in the Proposal being excludable under Rule 14a-8(i)(10).

There are three ways in which the savings clause could affect implementation of the Proposal. First, the Company could include a Qualified Proposal in its proxy statement but not provide shareholders with the ability to separately vote on the Qualified Proposal through the Company's proxy card and instead exercise discretionary voting authority to vote on the Qualified Proposal as the Company determines appropriate. Under Rule 14a-4(c)(2), when a shareholder has timely notified a company that it intends to present a proposal at the company's annual meeting, the company may advise shareholders of the proposal by including the proposal in its proxy statement, but need not provide for voting on the proposal through the company's proxy card and may exercise discretionary voting authority to vote as the company sees fit on the proposal unless the proponent:

> (i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of [Rule 14a-4], that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

---

[11] The supporting statement suggests that this is the Proponent's intention, by repeatedly referring to shareholder-initiated by-law proposals being placed on "the corporate ballot," although the actual text of the By-law proposed under the Proposal never refers to "the corporate ballot."

> (ii) Includes the same statement in its proxy materials filed under § 240.14a-6; and
>
> (iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

Rule 14a-4(c)(2).

Alternatively, the Company could inform a shareholder submitting a Qualified Proposal that the Company is "permitted under federal law" to include the Qualified Proposal in the Company's proxy materials only if the shareholder separately files a proxy statement with the Commission in compliance with Rule 14a-3.

Finally, a Qualified Proposal could be included in the Company's proxy materials if the Qualified Proposal also satisfied all of the standards under Rule 14a-8 and the shareholder relied on that rule in submitting the Qualified Proposal to the Company.

Applying any of these approaches under the savings clause therefore removes the ability of a shareholder to use the Company's proxy statement and proxy card to solicit on behalf of a Qualified Proposal and results in the shareholder being subject to the same regime under the proxy rules that exists today, without implementation of the Proposal. Without regard to whether this is what the Proponent intended, giving any of these effects to the savings clause moots the Proposal, because the existing federal proxy solicitation regime has the same effect as the Proposal.[12] It is well established that a company can rely on the application of federal law in order to render a proposal moot and excludable under Rule 14a-8(i)(10).[13] Accordingly, the savings clause does not save the Proposal from exclusion.

---

[12] To be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." *See* 1998 Release at n.30 and accompanying text . The Staff further has stated, "a determination that the company has substantially implemented the proposal depends upon whether [the] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991).

[13] For example, in *Johnson & Johnson* (avail. Feb. 17, 2006), the Staff concurred in the exclusion of a shareholder proposal as substantially implemented by federal law. In *Johnson & Johnson*, the proposal requested that the company "verify the employment legitimacy of all current and future U.S. workers and to immediately terminate any workers not in compliance." The company noted that it was required by the Immigration Reform and

[Footnote continued on next page]

C. The Proposal Creates a New, Wholly Unregulated System for Submitting Shareholder Proposals that Violates Rule 14a-8.

The Proposal is inconsistent with the mechanism the Commission has designed for inclusion of shareholder proposals in company proxy materials – Rule 14a-8. The Proposal would establish a wholly unregulated mechanism that removes a critical provision under Rule 14a-8 – the right of a company to seek to exclude a proposal that is not a proper proposal under Rule 14a-8 – and bypasses the oversight of the Commission by permitting shareholders to submit Qualified Proposals that must be included in the Company's proxy materials and that the Company's shareholders would vote on without any opportunity for Commission involvement. The Proposal would permit any shareholder holding the requisite number of shares to submit a Qualified Proposal at any annual meeting subject to a limited number of restrictions. The Proposal eliminates the vast majority of the exclusions permitted by Rule 14a-8, thereby significantly expanding the Company's obligations by requiring the Company to include in its proxy materials shareholder proposals that otherwise would be excludable under Rule 14a-8.

For example, under the Proposal, the Company would be required to include in its proxy materials Qualified Proposals that relate to the redress of a personal claim or grievance against

---

[Footnote continued from previous page]

Control Act of 1986 (the "IRCA") to verify the employment eligibility of each employee and that it was further required by the Immigration and Nationality Act (the "INA") to terminate the employment of individuals found to be ineligible to work in the United States. The company argued that its compliance with these provisions of the IRCA and the INA substantially implemented the proposal, and the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) as substantially implemented. *See AMR Corp.* (avail. Apr. 17, 2000) (permitting exclusion of a proposal requiring members of "key board committees" to be independent where the compensation/nominating committee complied with the definition of "non-employee director" under Exchange Act Rule 16b-3(b)(3) and "outside director" under Internal Revenue Code Section 162(m), and the audit committee complied with the definition of independence under the New York Stock Exchange listing standards); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which requires disclosure of substantially similar information); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented where the company cited as support for its implementation of that part of the proposal the fact that a federal statute prohibited new investment in South Africa).

the Company or any other person, or are designed to result in a benefit to the shareholder, or to further a personal interest of the shareholder, which is not shared by the other shareholders at large (Rule 14a-8(i)(4)).[14] The Proposal likewise eliminates many of the other exclusions in Rule 14a-8 that were adopted by the Commission after thoughtful deliberation.[15] The Proposal's requirement that the Company include shareholder proposals in the Company's proxy materials that are not required to be included under Rule 14a-8 flatly contravenes the carefully balanced shareholder proposal framework that the Commission has established under Rule 14a-8, where both shareholders and the Company have rights in determining whether shareholder proposals are included in the Company's proxy statement.

The Commission previously has prevented shareholders from evading Rule 14a-8. For example, in 1998, the Commission amended Rule 14a-4 to ensure that shareholders seeking to obtain a vote on a non-Rule 14a-8 shareholder proposal would be required to provide the disclosures required by the proxy rules. *See* Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). Namely, the amendment required a proponent of a non-Rule 14a-8 proposal to undertake to prepare, file with the Commission and distribute a proxy statement, and to provide evidence to the company that the proponent actually had solicited the percentage of shareholder votes required to carry the proposal. At the same time the Commission added this requirement, it declined to adopt a proposed rule that would have required a company to include on its proxy card a box allowing shareholders to withhold discretionary authority from management to vote on such a proposal, in light of comments the Commission received expressing concern that the "availability of the box would in effect create a new system for submitting shareholder proposals without having to comply with the restrictions under rule 14a-8" and that it would "encourage the submission of more shareholder proposals outside

---

[14] We note that because a Qualified Proposal would not be a Rule 14a-8 proposal or a proxy contest, any solicitation made by the shareholder in support of the Qualified Proposal about a matter in which the shareholder has a substantial interest would not be exempt under Rule 14a-2 from the disclosures required by the proxy rules. *See* Exchange Act Release No. 31326 (Oct. 16, 1992).

[15] For example, the Proposal would not permit the Company to exclude a Qualified Proposal that the Company has already substantially implemented (Rule 14a-8(i)(10)), thereby resulting in shareholders being required "to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). In addition, the Proposal would not permit the Company to exclude a Qualified Proposal that directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting (Rule 14a-8(i)(9)), which would mislead shareholders as to the effect of the proposal and result in shareholder confusion.

rule 14a-8's mechanisms." Thus, the Commission's actions evidence its intent to prevent the submission of shareholder proposals that attempt to evade the Commission's established Rule 14a-8 mechanisms where the proponent does not distribute its own proxy materials.

In addition, the Commission and the Staff have repeatedly noted the Commission's role as gatekeeper to the proxy statement and form of proxy. In this regard, the Commission and the Staff have made clear that shareholder proposals that would curtail or reduce the Commission's role are improper. *See State Street Corp.* (avail. Feb. 3, 2004) (discussed below); *see also* Exchange Act Release No. 20091 (Aug. 16, 1983) (rejecting proposed rules that would have required the inclusion of any shareholder proposal proper under state law, except those involving the election of directors, based on a determination that "federal provision of [a shareholder proposal process] is in the best interests of shareholders and issuers alike" and that "the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process"). In the 1998 Release, the Commission explained that it considered, but did not adopt, certain proposals that would have reduced the Commission's involvement in the no-action letter process, stating: "[s]ome of the proposals we are not adopting share a common theme: to reduce the Commission's and its [S]taff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." The Commission's refusal to adopt rules that reduce the Commission's oversight role in the shareholder proposal process would make no sense if shareholders could utilize that same process to eliminate the Commission's oversight role through submissions such as the Proposal.

Moreover, the Staff previously has granted no-action relief in a similar situation. In *State Street Corp.* (avail. Feb. 3, 2004), the Staff considered a proposal that would have amended the company's by-laws to require that any by-law amendment proposed by shareholders and timely submitted to the company be included in the company's proxy statement and that every change to the proposed by-law be included in the company's proxy statement for shareholder ratification or rejection. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules. Although the Proposal contains certain restrictions on what qualifies as a Qualified Proposal, both the Proposal and the *State Street* proposal seek to use the Commission's Rule 14a-8 process to impose new obligations on the company and implement a mechanism for shareholders to submit amendments to the company's by-laws that bypass entirely the Commission's carefully crafted regulatory framework, thereby eliminating the Commission's oversight role. Therefore, just as the Staff found the proposal in *State Street* to be excludable under Rule 14a-8(i)(3), the Proposal likewise is excludable under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules.

Similarly, the Staff has long maintained in granting no-action relief under Rule 14a-8 that a proposal does not become permissible by virtue of being framed as a by-law amendment where the subject matter of the proposal is such that exclusion of the proposal is permitted under

Rule 14a-8. *See The Chase Manhattan Corp.* (avail. Mar. 4, 1999); *Shiva Corp.* (avail. Mar. 10, 1998). The Proposal is explicit in providing that the Company would be required to include in its proxy materials Qualified Proposals addressing subject matters that may be excluded under Rule 14a-8. Consequently, shareholders who would not be permitted to have their proposals included in the Company's proxy materials under Rule 14a-8 could simply re-characterize their proposals as By-law amendments and submit them as Qualified Proposals, and the Company under the terms of the Proposal would be required to include these proposals in its proxy materials. Consistent with the Staff's treatment of other by-law amendment proposals under Rule 14a-8, the Proposal cannot be used to circumvent the categories of proposals which, under the provisions of Rule 14a-8(i), the Commission has determined may be excluded from a company's proxy materials, and therefore the Proposal is excludable under Rule 14a-8(i)(3).

Finally, it is important to note that the "savings" provisions in the Proposal do not apply to the proposal itself, but only to Qualified Proposals that could be presented if the Proposal were implemented. Consequently, because the Proposal is inconsistent with the Commission's shareholder proposal regime, the Proposal is excludable under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules.

II. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because the Proposal Would Establish Procedures Relating to a Nomination or Election for Membership on the Company's Board of Directors.

In December 2007, the Commission amended Rule 14a-8(i)(8) to state that a shareholder proposal may be excluded if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Although not limited to Qualified Proposals relating to proxy access, the Proposal would permit shareholders to submit Qualified Proposals in the form of a proxy access By-law. Consequently, as discussed below, the Proposal is excludable under Rule 14a-8(i)(8) since the Proposal would establish procedures that relate to the nomination and election of directors.[16]

---

[16] The Proposal would be excludable under Rule 14a-8(i)(8), even if that provision had not been amended, in light of the provision's text and its longstanding interpretation by the Commission, including the Commission's authoritative interpretation in the recent rulemaking. *See* Exchange Act Release No. 56161 (July 27, 2007) (the "Interpretive and Proposing Release") (confirming the Commission's longstanding position that shareholder proposals that would result in an election contest, either in the current year or a subsequent year, may be excluded under Rule 14a-8(i)(8)); *see also* Rule 14a-8(i)(8) Adopting Release (reiterating and codifying the Commission's longstanding interpretation after public comment).

A. Background.

In December 2007, following the analysis of comments received on its proposed amendment to Rule 14a-8(i)(8) as set forth in Exchange Act Release No. 56161 (July 27, 2007) (the "Interpretive and Proposing Release"), the Commission adopted an amendment to Rule 14a-8(i)(8), as proposed. *See* Exchange Act Release No. 56914 (Dec. 6, 2007) (the "Rule 14a-8(i)(8) Adopting Release"). By doing so, the Commission re-codified its longstanding position that shareholder proposals that may result in a contested election of directors are excludable. The amended Rule 14a-8(i)(8) provides that a proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors . . . or a procedure for such nomination or election."[17] In the Rule 14a-8(i)(8) Adopting Release, the Commission emphasized that the term "procedures" in the election exclusion "relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year," thus evidencing the Commission's clear intent, consistent with its longstanding interpretation, that the Rule 14a-8(i)(8) exclusion be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently. As the Commission explained in the Rule 14a-8(i)(8) Adopting Release:

> We are acting today to state clearly that the phrase "relates to an election" in the election exclusion cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well. In this regard, if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily.

Specifically, the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent those protections of the federal proxy rules that are triggered only by a proxy contest. As the Commission stated in the Rule 14a-8(i)(8) Adopting Release, "the requirements regarding disclosures and procedures in contested elections do not contemplate the presence of competing nominees in the same proxy materials." The Commission further explained:

---

[17] Prior to its amendment, Rule 14a-8(i)(8) permitted the exclusion of a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The Staff's longstanding interpretation of this provision held it to apply to proposals that would establish procedures that resulted in a contested election.

> [W]ere the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests. Additionally, false and misleading disclosure in connection with such an election contest could potentially occur without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation.

In the Rule 14a-8(i)(8) Adopting Release, the Commission also emphasized the need for clarity and certainty in the 2008 proxy season, stating, "It is our intention that [this amendment] will enable shareholders and companies to know with certainty whether a proposal may or may not be excluded under Rule 14a-8(i)(8)." The Commission further stated that the amendment "will facilitate the [S]taff's efforts in reviewing no-action requests and interpreting Rule 14a-8 with certainty in responding to requests for no-action letters during the 2008 proxy season."

B. The Proposal Would Establish Procedures Relating to a Nomination or Election for Membership on the Company's Board of Directors.

In furtherance of this goal, we request that the Commission concur that the Proposal may be excluded under Rule 14a-8(i)(8) because it would establish a procedure that relates to the nomination and election of the Company's directors. The Proposal amends the By-laws to include a shareholder By-law process, which provides that the Company shall include in its proxy materials and allow shareholders to vote on "any qualified proposal [as defined in the Proposal] for an amendment to the By-laws." Although not limited to director nomination proxy access proposals, by eliminating the director election exclusion, the Proposal would amend the Company's By-laws to require the Company to include Qualified Proposals in the form of a proxy access proposal requiring the names of shareholder-nominated director candidates to be included in the Company's proxy materials. The Proposal thereby could lead to contested elections of directors: Because the Board nominates a sufficient number of candidates for all available seats on the Board, the Proposal could result in the establishment of procedures that would require the Company to include in its proxy materials additional candidates who would run in opposition to the Board's candidates for those seats. As noted by the Commission in the Rule 14a-8(i)(8) Adopting Release, the proxy rules "do not contemplate the presence of competing nominees in the same proxy materials."

The Proposal further attempts to circumvent the Commission's recent amendments to Rule 14a-8(i)(8), which made clear that proposals that establish procedures relating to a nomination or election of directors are excludable under Rule 14a-8(i)(8). In the Rule 14a-8(i)(8) Adopting Release, the Commission emphasized that the election exclusion should be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently because "if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily." The Proposal establishes a process that allows for that evasion. As described above, although the Proposal would not lead to an immediate election contest, the Proposal would permit Qualified Proposals that could lead to election contests in future years, which would take place outside the realm of the protections of the federal proxy rules. Thus, exclusion of the Proposal satisfies one of the primary objectives of the election exclusion – preventing the establishment of procedures that could circumvent the protections of the federal proxy rules that are triggered only by a proxy contest.

Accordingly, we believe that the Proposal may properly be omitted from the 2008 Proxy Materials under Rule 14a-8(i)(8) because it seeks to establish procedures that relate to a nomination or election for membership on the Board, and we request that the Staff concur in our conclusion.

III. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

A. Background.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff consistently has concurred that a proposal may be excluded in its entirety when it touches upon both ordinary and non-ordinary business matters. Recently, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007). In *Peregrine Pharmaceuticals*, the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team, noting that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *See also Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a proposal requesting that the company consult an investment bank to evaluate ways to increase shareholder value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company: (i) discontinue an accounting technique; (ii) not use funds from the the company's pension trust to determine executive compensation; and (iii) use funds from the trust only as intended and as voted on by prior shareholders, because a portion of the proposal related to ordinary business matters); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters).

In determining whether a proposal implicates ordinary business matters, the Commission and the Staff look at whether the underlying subject matter of a proposal implicates ordinary business matters, and not at the specific manner in which a proposal is to be implemented. Thus, when examining whether a shareholder proposal requesting the dissemination of information may be excludable under Rule 14a-8(i)(7), the proper focus is on whether the substance of the information sought is within the ordinary business of the company. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *Johnson Controls, Inc.* (avail. Oct. 26, 1999) (concurring in the exclusion under Rule 14a-8(i)(7) of a shareholder proposal seeking additional financial information); *see also Crescent Real Estate Equities Co.* (avail. Apr. 28, 2004) (concurring with the exclusion of a shareholder proposal requesting a comprehensive policy regarding related party transactions that would have required annual disclosure of information relating to transactions between the company and any executive officer or director because the proposal involved "reporting on transactions related to [the company's] ordinary business operations"); *Conseco, Inc.* (avail. Apr. 18, 2000); *Westinghouse Electric Corp.* (avail. Jan. 27, 1993).

Likewise, the fact that a proposal requests or mandates a by-law amendment will not prevent the proposal from being excluded under Rule 14a-8(i)(7) when implementation of the requested by-law implicates ordinary business matters. *See Ford Motor Co.* (avail. Mar. 26, 1999, *recon. denied* June 14, 1999) (concurring with the exclusion under Rule 14a-8(i)(7) of a mandatory proposal to amend the by-laws to require that the company not repurchase common stock except under certain circumstances where the company argued that the fact that the proposal was in the form of a mandatory by-law amendment "should not change the analysis under Rule 14a-8(i)(7)"); *The Chase Manhattan Corp.* (avail. Mar. 4, 1999) (concurring with the exclusion under Rule 14a-8(i)(7) of a mandatory proposal to amend the by-laws to require the company to disclose in its financial statements certain information about taxes where the company noted that "[t]he Staff has analyzed proposals presented in the form of a binding by-law amendment under the same standards as precatory proposals"); *LTV Corp.* (avail. Nov. 25, 1998) (concurring with the exclusion under Rule 14a-8(i)(7) of a mandatory proposal to amend the by-laws to require certain disclosures about the outside auditor in the financial statements, where the Staff previously had concurred in the exclusion under Rule 14a-8(i)(7) of two proposals that were identical to the proposal under consideration except for the fact that they were precatory rather than mandatory proposals); *Shiva Corp.* (avail. Mar. 10, 1998, *exclusion aff'd* May 1, 1998) (concurring with the exclusion of a mandatory proposal to amend the by-laws to include a provision on option repricing).

Thus, the Commission and the Staff have confirmed that the Staff will look to the underlying subject matter of a shareholder proposal, and will concur with exclusion of a shareholder proposal in its entirety under Rule 14a-8(i)(7) where the subject matter of the proposal touches upon both ordinary business matters and non-ordinary business matters.

B. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

As discussed above, in reviewing proposals under Rule 14a-8(i)(7), the appropriate focus is upon whether implementation of the proposal implicates ordinary business matters. This is consistent with the principal that the Commission recently emphasized, in the context of Rule 14a-8(i)(8), that one must look not only at the effect of a proposal in the current year, but also at the consequences that the proposal could lead to in years to come. As the Commission stated, "if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily." Accordingly, in determining whether the Proposal is excludable under Rule 14a-8(i)(7), one must consider not only the Proposal itself, but also the consequences that would flow in future years from adoption of the Proposal.

One of the effects of adoption of the Proposal would be the requirement that the Company include in its proxy materials any Qualified Proposals dealing with matters relating to the Company's ordinary business. For example, under the procedures established by the Proposal, the Company could be required to include in its proxy materials Qualified Proposals such as those relating to the location of the Company's facilities, the Company's procedures for handling customer complaints, retirement plans offered to Company employees and countless other matters that relate to the day-to-day management of the Company. As the Staff has concluded on numerous occasions, such matters are inappropriate subjects for shareholder oversight. Although not all Qualified Proposals would necessarily touch upon the Company's ordinary business operations, by eliminating the Rule 14a-8(i)(7) exclusion, the Proposal would require the Company to include in its proxy materials many Qualified Proposals that relate to matters of ordinary business. The Staff previously has concurred that a proposal could be excluded under Rule 14a-8(i)(7) when it would result in both ordinary business matters and matters that were not ordinary business being presented to a company. In *The Kroger Co.* (avail. Mar. 18, 2002), the proposal requested that the company form a committee of shareholders that would communicate with the company's board on shareholder proposals that had been submitted to a vote and on other matters. Because the proposal could result in ordinary business matters being considered by the committee, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, specifically, "communications with management on matters relating to Kroger's ordinary business operations." *See also Adobe Systems Inc.* (avail. Feb. 1, 2002); *E*TRADE Group, Inc. (Bemis)* (avail. Oct. 31, 2000).

Just as the proposal in *The Kroger Co.* would have resulted in ordinary business matters being presented to management, here the Proposal could result in proposals involving ordinary business matters being presented to the Company's shareholders. Moreover, the Staff consistently has concurred that a company's dealings and relationships with its shareholders implicate ordinary business matters. *See AmSouth Bancorp.* (avail. Jan. 15, 2002); *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001); *Chevron Corp.* (avail. Feb. 8, 1998); *Tucson Electric Power Co.* (avail. Feb. 12, 1997); *U.S. West, Inc.* (avail. Sept. 21, 1993); *Minnesota Power & Light Co.* (avail. Mar. 12, 1992).

Accordingly, because a portion of the Proposal touches upon the Company's ordinary business operations, regardless of whether the Proposal would result in some Qualified Proposals not implicating ordinary business matters, the entire proposal may be excluded under Rule 14a-8(i)(7).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Because the Proposal contains unclear and ambiguous language regarding how the Proposal would operate, the Proposal is impermissibly vague and indefinite so as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007).

The Proposal on its face requests that the Board amend its By-laws to provide:

> To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of Stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow Stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card.

The Proposal is vague and indefinite because the Proposal's operative text is subject to varying interpretations, thereby making it "impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Specifically, at least three of the Proposal's provisions are unclear and are subject to different interpretations:

- First, the Proposal would require that any proposed amendment to the Company's By-laws be "legally valid if adopted"; that is, valid under state law. Given the uncertainty under state law regarding what constitutes a permissible by-law amendment, shareholders cannot possibly know what matters would be addressed by Qualified Proposals required to be submitted for a vote under the Proposal or the consequences for the Company that may flow were the Proposal or a Qualified Proposal adopted. Notably, at the Commission's recent proxy roundtables, numerous participants echoed the view that there is uncertainty as to what types of shareholder proposals are permissible under state law. *See* Jill E. Fisch, Fordham University School of Law, *Transcript of Roundtable Discussion on Proposals for Shareholders*, at 93-94, May 25, 2007 ("May 25th Roundtable") ("Just because something is in the form of a bylaw amendment doesn't automatically make it a proper subject for a shareholder vote. And state law has not addressed that question."); Donald C. Langevoort, Georgetown University Law Center, May 25th Roundtable, at 95 (concurring with the statements made by Jill E. Fisch); Leo E. Strine Jr., Vice Chancellor, Court of Chancery of the State of Delaware, May 25th Roundtable, at 105-108 (discussing the recent amendment to the Delaware constitution that permits the Commission to bring questions of law directly to the Delaware Supreme Court, including questions regarding the validity of by-law amendments under state law); Amy L. Goodman, Gibson Dunn & Crutcher LLP, *Transcript of Roundtable on the Federal Proxy Rules and State Corporation Law*, at 181, May 7, 2007 (noting "it's still not clear under state law what is an appropriate subject for a shareholder bylaw").

  Of special importance, there is no limitation under the Proposal on the ways in which or degree to which the discretion of the Board in managing the Company's business may be constrained by a Qualified Proposal, nor is there any requirement that such matter be addressed by a Qualified Proposal. The Board nevertheless would be divested under the Proposal of discretion as to whether or not to include a Qualified Proposal in the Company's proxy materials, without regard to the costs that would be incurred by the Company in doing so or in implementing a Qualified Proposal. Consequently, shareholders voting on the Proposal or a Qualified Proposal will not be in a position to make a judgment as to whether the resulting limitation of the Board's discretion is desirable.

- Second, the Proposal is vague as to what type of proposals would qualify for inclusion in the Company's proxy materials, because the reference to a "proposal for an amendment of the By-Laws" is vague. For example, proposals often ask a company to take certain actions by adopting a charter amendment, by-law amendment or corporate policy. When such a proposal includes a by-law amendment as only one alternative means of implementation, it is unclear whether that proposal is "for an amendment of the By-Laws." Likewise, it is vague and uncertain whether a precatory proposal seeking an amendment to the Company's By-laws would qualify as a "proposal for an amendment of the By-Laws" or whether only a binding By-law amendment would so qualify.

- Third, the Proposal states that Qualified Proposals submitted under procedures established by the Proposal must be submitted to the Company's Secretary "by the deadline specified by the Corporation for Stockholder proposals for inclusion in the proxy materials for the annual meeting." It is unclear from the language of this provision what deadline the Proposal is referring to. Rule 14a-5(e) requires a company to include in its proxy statement the deadline "for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in" Rule 14a-8(e) and "[t]he date after which notice of a shareholder proposal submitted outside the processes of §240.14a-8 is considered untimely." Here, the Proposal would establish a process for Qualified Proposals that are intended "for inclusion in the registrant's proxy statement" under Rule 14a-5(e)(i), but that are "submitted outside the processes of §240.14a-8" under Rule 14a-5(e)(ii). Thus, the Proposal is vague as to how a critical aspect of the procedures it establishes would work, as neither the Company nor its shareholders would know whether the deadline for submitting a Qualified Proposal is one calculated under Rule 14a-8(e), one determined in the procedure described under Rule 14a-5(e)(ii) or a third deadline that could be established by the Company.

As illustrated above, the Proposal's language is subject to varying interpretations such that the Company and its shareholders would not be able to determine how to interpret the Proposal if it was included in the 2008 Proxy Materials. Thus, the Proposal is similar to other shareholder proposals that the Staff has concurred are excludable as vague and indefinite for purposes of Rule 14a-8(i)(3) because they were subject to varying interpretations. *See, e.g., Alaska Air Group Inc.* (avail. Apr. 11, 2007) (proposal asking that the board "amend the company's governance documents (certificate of incorporation and or [sic] bylaws) to assert, affirm, and define the rights of owners of the company to set the standards of corporate governance" was excludable under Rule 14a-8(i)(3) as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (proposal asking that "the officers and directors responsible for" a certain event have their "pay reduced to the level prevailing in 1993" was excludable under Rule 14a-8(i)(3) because it was subject to numerous interpretations); *Bank*

Mutual Corp. (avail. Jan. 11, 2005) (shareholder proposal asking that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" was subject to multiple interpretations and thus excludable as vague and indefinite); *Peoples Energy Corp.* (avail. Nov. 23, 2004) (proposal to amend the company's articles of incorporation and by-laws to provide that officers and directors shall not be indemnified from liability for acts or omissions involving gross negligence or "reckless neglect" was excludable because it was vague and indefinite); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (proposal requesting that the board "implement a policy of improved corporate governance" was excludable under Rule 14a-8(i)(3)); *The Boeing Co.* (avail. Mar. 18, 1998) (proposal requesting that the board amend the by-laws to limit the number of terms directors can serve on the board was vague and ambiguous).

Similarly, the Proposal is vague and indefinite because the uncertainty regarding what constitutes compliance with the Proposal makes it inevitable that shareholders would not know what they were voting upon. Consistent with the Staff's findings on numerous occasions, the Company's shareholders "cannot be expected to make an informed decision on the merits of the [p]roposal without at least knowing what they are voting on." *The Boeing Co.* (avail. Feb. 10, 2004); *see also New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Occidental Petroleum Corp.* (avail. Feb 11, 1991) ("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.").

Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable under Rule 14a-8(i)(3).

V. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal To Be Submitted by the Company at its 2008 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." 1998 Release at n. 27. If the Staff does not concur that the Proposal may be excluded from the Company's 2008 Proxy Materials pursuant to the arguments under Rule 14a-8(i)(3), Rule 14a-8(i)(8) and Rule 14a-8(i)(7), the Company intends to submit a proposal to shareholders at its 2008 Annual Meeting (the "Company Proposal") to amend the Company's By-laws in a manner that directly conflicts with the Proposal. Specifically, the Company Proposal would amend the By-laws to provide that any proposal and supporting statement submitted by a shareholder will be included in the Company's proxy materials for that meeting only if the proponent satisfies the procedural requirements of Rule 14a-8 and the proposal is not excludable under any basis set forth in Rule 14a-8(i). The Board is scheduled to meet in mid-February 2008 to consider and approve the exact language of the Company Proposal. We will supplementally notify the Staff after Board consideration of this resolution.

The Staff consistently has permitted the exclusion under Rule 14a-8(i)(9) of shareholder proposals seeking to amend a company's by-laws where the proposal directly conflicted with a by-law amendment proposal to be submitted by the company at the same meeting. *See, e.g.*, *Herley Industries, Inc.* (avail. Nov. 20, 2007); *H.J. Heinz Co.* (avail. Apr. 23, 2007); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005). In *Herley Industries*, the Staff concurred in the exclusion under Rule 14a-8(i)(9) of a shareholder proposal seeking to amend the company's by-laws to implement a majority vote standard for director elections. In *Herley Industries*, the company argued, and the Staff agreed, that the shareholder proposal conflicted with a company proposal asking shareholders to amend the by-laws to maintain plurality voting and add a director resignation policy that would apply in an uncontested election. In *H.J. Heinz*, the Staff considered a shareholder proposal requesting that the company's board of directors "take each step necessary to adopt a simple majority vote to apply to the greatest extent possible," where the company's only supermajority voting provisions were contained in its articles of incorporation and by-laws. The Staff concurred in the exclusion of the shareholder proposal under Rule 14a-8(i)(9) based on the company's representation that it planned to submit to shareholders at the annual meeting a company proposal to amend its articles of incorporation and by-laws to reduce the supermajority voting provisions from 80 percent to 60 percent, whereas the shareholder proposal would have reduced the supermajority voting provisions to 50 percent plus one. Similarly, in *Gyrodyne Company of America*, the Staff concurred in the exclusion under Rule 14a-8(i)(9) of a shareholder proposal to amend the by-laws to allow holders of not less than 15 percent of the shares to call a special meeting, where the company intended to seek approval at the annual meeting of a company proposal to allow holders of not less than 30 percent of the shares to call a special meeting. The Staff noted that "the [shareholder] proposal and [the company proposal] present alternative and conflicting decisions for shareholders and . . . submitting both proposals to a vote could provide inconsistent and ambiguous results." *See also Clevetrust Realty Investors* (avail. Dec. 4, 1985) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(9) of a shareholder proposal requesting that the number of shares required to call a special meeting for the purpose of removing company trustees be reduced from 20 percent to five percent where the company intended to submit to shareholders at the same meeting a proposal to amend the "Declaration of Trust" to increase the amount of shares required to call a special meeting from 20 percent to 35 percent).

As in the precedent cited above, the By-law amendment that the Proposal would put in place conflicts both substantively and procedurally with the By-law amendment that the Company Proposal would put in place, as the Proposal would require the Company to include a number of categories of shareholder proposals in the Company's proxy materials that would be excludable under the Company Proposal. Because of this direct conflict between the Proposal and the Company Proposal, inclusion of both proposals in the 2008 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and create the potential for inconsistent and ambiguous results if both the Proposal and the Company Proposal were approved. For example, as discussed above, under the Proposal, the Company would be required to include in its proxy materials Qualified Proposals that relate to the redress of a personal claim or grievance against the Company or any other person, or are designed to result in a benefit to the shareholder, or to further a personal interest of the shareholder, which is not shared by the other shareholders at large. In contrast, under the Company Proposal, the Company would not be required to include such proposals because they are excludable under Rule 14a-8(i)(4). Thus, because the restrictions imposed by the Company Proposal on what shareholder proposals the Company may exclude from its proxy materials directly conflict with those under the Proposal, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal.

Therefore, because a direct conflict exists between the Company Proposal and the Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Maura A. Smith, the Company's Senior Vice President, General Counsel and Corporate Secretary, at (901) 419-3829.

Sincerely,



Ronald O. Mueller

Enclosures
cc: Maura A. Smith, International Paper Company
Lucian Bebchuk

100372474_3.DOC

EXHIBIT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 6, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Ms. Maura A. Smith
Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

Re: Shareholder Proposal of Lucian Bebchuk

Dear Ms. Smith:

I am the owner of 80 shares of common stock of International Paper Company (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Lucian Bebchuk

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 8:

Section 8. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of Stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow Stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for Stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other Stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the Stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of Stockholders in accordance with Article X of the Corporation's By-Laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-Law amendment proposal on the corporate ballot could in some circumstances be essential for Stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other Stockholders could deter a Stockholder from initiating a proposal even if the proposal is one that would obtain Stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot

proposals that satisfy the requirements of the proposed By-Law. I urge even Stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for the proposal to facilitate Stockholders' ability to initiate proposals for By-Law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

December 6, 2007

To:	MAURA A. SMITH CORPORATE SECRETARY	**Firm:**	INTERNATIONAL PAPER
Phone:		**Fax:**	901-214-1248

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

From:	Ananda N. Chaudhuri	**Fax:**	(646) 722-8501
Phone:	(646) 722-8517	Pages (including cover sheet):	4
Re:	*Lucian Bebchuk*		

Cover Message:

Please see attached.

Thank you.



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in International Paper Company's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to International Paper Company ("International Paper" or the "Company") on December 6, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing International Paper is attached as Exhibit B.

Sincerely,

Michael Barry /AL

Michael J. Barry

cc: Ronald O. Mueller, Esquire (via fax)

Exhibit A

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 8:

Section 8. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of Stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow Stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for Stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other Stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the Stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of Stockholders in accordance with Article X of the Corporation's By-Laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-Law amendment proposal on the corporate ballot could in some circumstances be essential for Stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other Stockholders could deter a Stockholder from initiating a proposal even if the proposal is one that would obtain Stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot

proposals that satisfy the requirements of the proposed By-Law. I urge even Stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for the proposal to facilitate Stockholders' ability to initiate proposals for By-Law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Maura A. Smith
Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

Re: Shareholder Proposal of Lucian Bebchuk

To Maura A. Smith:

This is to inform you that I am withdrawing my proposal submitted to International Paper Company (the "Company") on December 6, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,



Lucian Bebchuk

cc: Ronald O. Mueller, Esquire

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 5, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Lucian Bebchuk Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 18, 2008, we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur that International Paper Company (the "Company") could properly exclude from its proxy materials for its 2008 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent").

Enclosed is a letter dated January 30, 2008, from the Proponent to the Company stating that the Proponent voluntarily withdraws the Proposal (*see* Exhibit A), and a letter dated January 30, 2008, from the Proponent's attorney to the Staff confirming that the Proponent has voluntarily withdrawn the Proposal (*see* Exhibit B). In reliance on these letters, we hereby withdraw the January 18, 2008, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Maura A. Smith, the Company's Senior Vice President, General Counsel and Corporate Secretary, at (901) 419-3829 with any questions in this regard.

Sincerely,



Ronald O. Mueller

ROM/smr
Enclosure

cc: Maura A. Smith, International Paper Company
Lucian Bebchuk

100380567_1.doc

EXHIBIT A

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

January 30, 2008

TO:	Maura A. Smith Corporate Secretary	**FIRM:**	INTERNATIONAL PAPER COMPANY
PHONE		**Fax:**	901-214-1234
CC:	Ronald O. Mueller, Esq. Gibson Dunn		(202) 530-9569

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	**FAX:**	(646) 722-8501
PHONE:	(646) 722-8517	Pages (including cover sheet):	5
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Maura A. Smith
Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

Re: Shareholder Proposal of Lucian Bebchuk

To Maura A. Smith:

This is to inform you that I am withdrawing my proposal submitted to International Paper Company (the "Company") on December 6, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,



Lucian Bebchuk

cc: Ronald O. Mueller, Esquire

Exhibit A

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 8:

Section 8. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of Stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow Stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for Stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other Stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the Stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of Stockholders in accordance with Article X of the Corporation's By-Laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-Law amendment proposal on the corporate ballot could in some circumstances be essential for Stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other Stockholders could deter a Stockholder from initiating a proposal even if the proposal is one that would obtain Stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot

proposals that sat sfy the requirements of the proposed By-Law. I urge even Stockholders who believe that no c ianges in the Corporation's By-Laws are currently desirable to vote for the proposal to facilil ate Stockholders' ability to initiate proposals for By-Law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

EXHIBIT B

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801

302-622-7000 ■ FAX: 302-622 7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017

646-722-8600 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

January 30, 2008

TO:	Office of Chief Counsel	**FIRM:**	US Securities & Exchange Commission Division of Corporation Finance
PHONE:		**Fax:**	(202) 772-9360
CC:	Ronald O. Mueller, Esq. Gibson Dunn		(202) 530-9569

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	**FAX:**	(646) 722-8501
PHONE:	(646) 722-8517	Pages (including cover sheet):	7
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

www.gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in International Paper Company's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to International Paper Company ("International Paper" or the "Company") on December 6, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing International Paper is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Ronald O. Mueller, Esquire (via fax)

Exhibit A

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 8:

Section 8. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of Stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow Stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for Stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other Stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the Stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of Stockholders in accordance with Article X of the Corporation's By-Laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-Law amendment proposal on the corporate ballot could in some circumstances be essential for Stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other Stockholders could deter a Stockholder from initiating a proposal even if the proposal is one that would obtain Stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot

proposals that satisfy the requirements of the proposed By-Law. I urge even Stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for the proposal to facilitate Stockholders' ability to initiate proposals for By-Law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Maura A. Smith
Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

Re: Shareholder Proposal of Lucian Bebchuk

To Maura A. Smith:

This is to inform you that I am withdrawing my proposal submitted to International Paper Company (the "Company") on December 6, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,



Lucian Bebchuk

cc: Ronald O. Mueller, Esquire

END